Exhibit 99.1

BriaCell to Hold Corporate and Clinical Update Conference Call
Wednesday, June 16, 2021 at 4:30 p.m. ET

BERKELEY, Calif. and VANCOUVER, British Columbia, June 9, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, announces that CEO Dr. William V. Williams will host a corporate and clinical update call on Wednesday, June 16, 2021 at 4:30 p.m. ET.

Participants are asked to pre-register for the call through the following link: https://dpregister.com/sreg/10157385/e952dabc3b.

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without Internet access or unable to pre-register may dial in by calling: 1-866-777-2509 (U.S. domestic), 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the BriaCell Therapeutics call.

The conference call will also be available through a live webcast found here.

A telephonic replay of the call will be available through June 30, 2021 and may be accessed by calling 1-877-344-7529 (U.S. domestic) or 1-412-317-0088 (international) or 855-669-9658 (Canada) and using access code 10157385.

Although there will be no live Q&A session, management will address pre-submitted questions during the call. Those wishing to submit a question may do so via investors@briacell.com using the subject line “Conference Call Question Submission.” All questions must be submitted by Friday, June 11, 2021 by 5:00 p.m. ET.

About BriaCell

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. For additional information on BriaCell, please visit: https://briacell.com/.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” and in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. .. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:
William V. Williams, MD
President & CEO
1-888-485-6340
info@briacell.com

Media Relations:
Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:
CORE IR
investors@briacell.com